UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2010
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number 1-3822
A. Full title of the Plan:
Campbell Soup Company Savings Plus Plan
For Salaried Employees
B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Campbell Soup Company, Campbell Place, Camden, New Jersey 08103-1799
This Form 11-K contains 18 pages including exhibits. An index of exhibits is on page 17.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrative Committee of the
Campbell Soup Company Savings Plus Plan for Salaried Employees:
We have audited the accompanying statements of net assets available for benefits of the Campbell Soup Company Savings Plus Plan for Salaried Employees (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ ParenteBeard, LLC

Philadelphia, Pennsylvania June 21, 2011

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(dollars in thousands)

	December 31,
	2010	2009
Assets
Investments, at fair value,
Plan’s interest in Master Trust Under Campbell Soup Company
Savings and 401(k) Plans	$504,476	$479,234

Receivables
Note Receivable From Participants	5,123	4,519
Receivable from Stockpot, Inc. 401(k) Plan	7,151	—
Receivable from the Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees	235,949	—

Total Receivables	248,223	4,519

Total Assets	752,699	483,753

Liabilities	—	—

Net assets available for benefits	$752,699	$483,753

See accompanying notes.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(dollars in thousands)

	Years Ended December 31,
	2010	2009
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investments income,
Plan’s interest in the investment income of the Master Trust Under Campbell Soup Company Savings and 401(k) Plans	$49,788	$87,312

Interest on notes receivable from participants	302	326

Contributions:
Employer	9,924	10,289
Participants	26,810	26,489

Total Contributions	36,734	36,778

Transfer from Stockpot, Inc. 401(k) Plan	7,151	—
Transfer from the Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees	235,949	—

Total additions	329,924	124,416

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	60,918	30,961
Administrative fees	42	34
Net transfers to the Savings Plus Plan for Hourly-Paid Employees and other deductions	18	54

Total deductions	60,978	31,049

NET INCREASE	268,946	93,367

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	483,753	390,386

End of year	$752,699	$483,753

See accompanying notes.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF THE PLAN
The following brief description of the Campbell Soup Company Savings Plus Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General — The Plan is a defined contribution plan covering salaried employees at substantially all domestic locations of Campbell Soup Company (“Campbell” or the “Company”) and its subsidiaries and certain other former employees on the first day of employment. The Plan participates in the Master Trust Under Campbell Soup Company Savings and 401(k) Plans (the “Master Trust”). Assets are maintained in the Master Trust in the custody of Fidelity Management Trust Company (the “Trustee”). The Master Trust consists of the assets of the Plan and of another defined contribution plan of the Company within the United States, the Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees.
The Plan is administered by the Administrative Committee appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Employee Contributions — Eligible employees authorize payroll deductions that are contributed to the Plan and credited to their individual accounts. If they do not enroll within 45 days of their eligibility date they are enrolled automatically at a pre-tax rate of 5% of earnings. If they do not want to participate, they must notify the Trustee and elect not to enroll in the Plan. Highly-compensated employees (“HCEs”) at a job level of 30 or higher may contribute up to 5% of earnings and HCEs at job levels below 30 may contribute up to 7% of earnings, in pre-tax contributions per pay period. Non-highly compensated employees (“NHCEs”) may contribute up to 50% of earnings, in pre-tax contributions per pay period. Earnings are defined by the Plan and the Internal Revenue Code, as amended (“IRC”).
In addition, the total post-tax contribution, when combined with the pre-tax contribution, cannot exceed a plan maximum of 5% or 7% of a participant’s earnings, as defined, with respect to an HCE (based on his or her job level), or 50% of a participant’s earnings, as defined, with respect to an NHCE. However, in accordance with the IRC, the amount of a participant’s pre-tax contribution for each of calendar years 2010 and 2009 was limited to $16,500 ($22,000 if the participant was at least 50 years of age by the end of the year). Participants also may roll over distributions from other qualified defined benefit or defined contribution plans into the Plan.
Employer Contributions — The Company matches 60% of all participants’ contributions up to 5% of the participant’s earnings, as defined, beginning after one full year of service. All Company contributions to the Plan are initially invested in the Fidelity Freedom Fund based on date of birth unless this election is changed by the participant.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF THE PLAN (continued)
Participant Accounts — Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment earnings. Certain administrative expenses triggered by a participant’s actions, such as loan expenses, are charged to the participant’s account. The benefit for which a participant is eligible is the benefit that can be provided from the participant’s vested account.
Participants can receive dividends paid on the Company’s stock held in the Campbell Stock Fund as cash or reinvest the dividends back into the Campbell Stock Fund. In 2010 and 2009, dividends paid in cash were $323,647 and $391,167, respectively and were included in investment income in the Master Trust.
Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions plus actual earnings thereon is based on the following:

Completed
Years of Service	Vesting
One year	20%
Two years	40%
Three years	60%
Four years	80%
Five years or more	100%
Notes Receivable from Participants — Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 year to 4.5 years. The loans are secured by the balance in the participant’s account and bear interest that is two points above the prime rate in effect on the first day of the calendar quarter in which the loan is granted. Principal and interest are repaid ratably through payroll deductions. Interest rates ranged from 5.25% to 11% at December 31, 2010.
Payment of Benefits — Participants may take a withdrawal of the value of the vested interest in their account after they terminate employment. Participants who are still actively working may take a withdrawal from their after-tax and Company match accounts if the monies were vested and held in the Plan for two years or if they have participated in the Plan for five years. Active participants who are age 59 1/2 or older may also take a withdrawal from their pre-tax account without incurring early withdrawal penalties. Participants who meet the requirements for a hardship withdrawal may withdraw their pre-tax contributions. A six-month suspension of participant contributions is required for all hardship transactions.
Participants who leave employment and are under age 55 can take a lump sum or defer payment until April 1 following the year in which they turn age 70 1/2. Participants who leave employment with the Company at or after age 55 can take a lump sum, installments, or defer payments until the April 1 following the year in which they turn age 70 1/2.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF THE PLAN (continued)
Forfeited Accounts — At December 31, 2010 and 2009, forfeited nonvested accounts totaled $8,923 and $63,046, respectively. These accounts will be used to reduce future Company matching contributions and pay other permitted Plan expenses. Also, in 2010 and 2009, $291,662 and $168,795, respectively of forfeited nonvested accounts were used to reduce the Company’s matching contributions.
Investment Options — Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the various investment options, which include mutual funds, the Fidelity Freedom Funds, the Fidelity Managed Income Portfolio and the Campbell Stock Fund.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements of the Plan are prepared under the accrual method of accounting. Certain amounts in prior-year financial statements were reclassified to conform to the current-year presentation.
In 2009, the Master Trust invested in Fidelity Managed Income Portfolio which holds guaranteed investment contracts. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present contract value of the investment contracts which approximates fair value. The statements of changes in net assets available for benefits are prepared on a contract value basis.
In 2010, the Master Trust liquidated the Fidelity Managed Income Portfolio at contract value, which approximated fair value realizing no redemption restrictions.
Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
New Accounting Pronouncements — In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06 “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements”, (“ASU 2010-06”), which provides a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements, transfers in and out of Levels 1 and 2, and the separate presentation of information in Level 3 reconciliations on a gross basis rather than net. New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, Level 3 disclosures are effective for fiscal years beginning after December 15, 2010. Adoption of ASU 2010-06 had no material impact on the Plan’s financial statements but expanded disclosures about certain fair value measurements.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
In September 2010, FASB issued Accounting Standards Update No. 2010-25 “Plan Accounting-Defined Contribution Pension Plans: Reporting Loans to Participants by Defined Contribution Pension Plans,” (“ASU 2010-25”), which clarifies how loans to participants should be classified and measured by participant defined contribution pension benefit plans. Loans are required to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. ASU 2010-25 is applied retrospectively to all prior periods presented effective for fiscal years ending after December 15, 2010. The Plan adopted ASU 2010-25 and has presented loans to participants in accordance with this guidance as of December 31, 2010 and 2009.
In June 2009, the FASB Accounting Standards Codification (“ASC”) was issued to become the source of authoritative U.S. generally accepted accounting principles (“GAAP”) to be applied by nongovernmental entities and supersede all then-existing non-SEC accounting and reporting standards. This authoritative guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption did not have a material impact on the Plan’s financial statements.
In September 2009, the FASB issued new guidance on the fair value measurements and disclosures of investments in certain entities that calculate net asset value per share (or its equivalent). The new guidance permits, as a practical expedient, a reporting entity to estimate the fair value of an investment within its scope using net asset value per share of the investment (or its equivalent) without adjustment, as long as the net asset value is calculated as of the reporting entity’s measurement date in a manner consistent with the measurement principles of FASB ASC Topic Financial Services — Investment Companies. The new guidance also requires certain disclosures about the attributes of investments measured at net asset value, such as the nature of any restrictions on the investor’s ability to redeem its investment at the measurement date or any unfunded capital commitments. The new guidance was effective on a prospective basis for the first reporting period, including interim periods, ending after December 15, 2009. The adoption did not have a material impact on the Plan.
Valuation of Investments and Income Recognition — The Plan’s interest in the Master Trust is stated at fair value. The fair value of the Plan’s interest in the Master Trust is based on the beginning of the year’s value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest on participant loans is recorded in the investment option from which the loan originated. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefits are recorded when paid.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 3 — RELATED-PARTY TRANSACTIONS
Certain Plan investments held in the Master Trust are shares of mutual funds and a commingled fund managed by Fidelity. Fidelity also serves as the Trustee and recordkeeper of the Plan, and therefore, Plan transactions involving these mutual funds and commingled fund qualify as party-in-interest transactions under ERISA and the IRC. Additionally, shares of Company common stock are offered as a Plan investment to participants and held in the Master Trust. The Company also issues loans to participants. All of these transactions qualify as party-in-interest transactions but are exempt from the prohibited transaction rules of ERISA and the IRC under statutory or governmental agency exemptions.
As provided in the Plan document, the Plan also pays certain administrative expenses.
NOTE 4 — INTEREST IN MASTER TRUST
At December 31, 2010 and 2009, the assets of the Plan were maintained in the Master Trust which was established for the investment of the assets of the Plan and one other defined contribution plan of the Company within the United States of America. Each participating plan has an undivided interest in the Master Trust.
Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual plans based on their proportionate share of Master Trust net assets as of the year-end for each plan. As of December 31, 2010 the Plan had a receivable from the Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees for its full interest in the Master Trust and thus, the Plan’s interest in the net assets of the Master Trust was 100%. At December 31, 2009 the Plan’s interest in the net assets of the Master Trust was approximately 70%.
The following presents the investments at fair value for the Master Trust (dollars in thousands) at December 31, 2010 and 2009:

	2010	2009
Investments, at fair value:

Mutual Funds	$—	$426,826
Campbell Stock Fund	217,789	228,722
Commingled Fund	—	38,686

Total Investments	$217,789	$694,234

Cash	514,685	—

Total Assets Held in the Master Trust	$732,474	$694,234

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 4 — INTEREST IN MASTER TRUST (continued)
Investment income for the Master Trust for the years ended December 31, 2010 and 2009 was comprised of the following:

Investment Income	2010	2009

Interest and dividend income	$13,293	$12,882

Net appreciation in fair value of investments:

Campbell Stock Fund	6,576	25,081
Mutual Funds	48,766	84,656

Total	$68,635	$122,619
NOTE 5 – FAIR VALUE OF FINANCIAL INSTRUMENTS IN MASTER TRUST
The Plan performs fair value measurements in accordance with ASC 820. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions and risk of nonperformance. ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Level 1 – quoted prices in active markets for identical assets or liabilities.
Level 2 – inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 5 — FAIR VALUE OF FINANCIAL INSTRUMENTS IN MASTER TRUST (continued)
The following tables summarize instruments measured at fair value on a recurring basis for the Plan (dollars in thousands) as of December 31, 2010:

	Fair Value Measurement at December 31, 2010
	Using Fair Value Hierarchy
	Fair Value as of
	December 31, 2010	Level 1	Level 2	Level 3
Campbell Stock Fund	217,789	—	217,789	—

Total	$217,789	$—	$217,789	$—

Cash	514,685

Total Investments held by the Master Trust	$732,474

The following tables summarize instruments measured at fair value on a recurring basis for the Plan (dollars in thousands) as of December 31, 2009:

	Fair Value Measurement at December 31, 2009
	Using Fair Value Hierarchy
	Fair Value as of
	December 31, 2009	Level 1	Level 2	Level 3
Mutual Funds:

Balanced	$19,560	$19,560	$—	$—
Target Date	68,206	68,206	—	—
Growth	125,774	125,774	—	—
Income	16,242	16,242	—	—
Growth & Income	48,490	48,490	—	—
Index	30,333	30,333	—	—
International	49,587	49,587	—	—
Value	14,368	14,368	—	—
Money Market	54,266	54,266	—	—
Campbell Stock Fund	228,722	—	228,722	—
Commingled Fund	38,686	—	38,686	—

Total Investments held by the Master Trust	$694,234	$426,826	$267,408	$—

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 5 – FAIR VALUE OF FINANCIAL INSTRUMENTS IN MASTER TRUST (continued)
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Mutual funds – These investments are valued at net asset value of shares held by the Master Trust at year end. These investments are classified within Level 1 of the fair value hierarchy.
The Campbell Stock Fund – Fair value is based upon the fair value of their underlying assets derived principally from or corroborated by observable market data by correlation or other means. These investments are classified within Level 2 of the fair value hierarchy.
Commingled Funds – Fair value for these investments are based on the fund’s net asset value (“NAV”). The NAV of the funds are based on the fair value of the underlying securities held in the fund, minus the funds liabilities, divided by the number of shares outstanding in the fund. The commingled fund’s policy is to maintain a stable NAV of $1.00 per unit, although there is no guarantee to maintain this value. These investments are classified within Level 2 of the fair value hierarchy.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
NOTE 6 – PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the applicable provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100% vested in their Company contributions.
NOTE 7 – TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated November 29, 2002 that the Plan is designed and operated in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan’s Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is required in the accompanying financial statements.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 7 – TAX STATUS (continued)
Accounting principles generally accepted in the United States of America require the plan to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2010, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 8 – RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 9 – PLAN AMENDMENTS AND FUND CHANGES
On April 8, 2009, the Plan was amended to permit special vesting and distribution rules to apply to participants on military leave, permit non-spouse beneficiaries to roll over eligible accounts to Roth IRAs and revise the definition of IRC section 415 compensation for nondiscrimination testing and other purposes. These amendments had effective dates from January 1, 2007 through January 1, 2009.
On May 4, 2009, the Company closed the sale of its acquisition of Ecce Panis, Inc. Under the terms of the purchase agreement, the Company committed to providing prior service credit for vesting and eligibility purposes under the Plan to Ecce Panis, Inc. employees who were acquired as part of the sale. The Plan was amended to permit Ecce Panis, Inc. employees who were acquired as part of the sale to participate as soon as administratively possible in the Plan and receive prior service credit for vesting purposes. In addition, the Plan was amended to exempt such employees from the automatic enrollment procedures.
Effective as of July 1, 2009, the Plan was amended to add the partial lump sum as a form of payment.
On December 15, 2009, the Plan was amended, effective January 1, 2009, to allow participants the option to suspend minimum required distributions as permitted under the Worker, Retiree, and Employer Recovery Act of 2008. In addition, the Plan was amended, effective January 1, 2008, to eliminate the gap period income inclusion rule for calculating excess deferrals for correction purposes.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 9 – PLAN AMENDMENTS AND FUND CHANGES (continued)
In January 2010, the Company’s Board of Directors approved the following Plan amendments to be effective January 1, 2011: (1) provide retirement benefits through a Company contribution, which will vest immediately, for eligible employees hired on or after January 1, 2011; (2) increase Company matching contributions from 60% of the first 5% of eligible pay contributed by the employee to 100% of the first 4% of eligible pay for all non-union Plan participants; (3) modify the vesting schedule so that the aforementioned matching contributions will vest immediately; (4) eliminate the one-year waiting period for the matching contributions; (5) modify the before-tax contribution rate for automatic enrollment purposes to 4%; and (6) merge the StockPot, Inc. 401(k) Plan into the Plan and add StockPot Inc. as a participating employer.
On April 19, 2010, the Administrative Committee approved new investment options for the Plan to be offered in January 2011 while retaining the Campbell Stock Fund. The new options replaced the investment options available in 2010 and are as follows: Tier One: Vanguard Target Retirement Funds; Tier Two: Vanguard Institutional Index, Vanguard Extended Market Index, Vanguard Total International Stock Index, and Vanguard Total Bond Market Index; and Tier Three: Vanguard Equity Income, American Funds Growth Fund of America, T.Rowe Price Small Cap Value, American Funds EuroPacific Growth, Charles Schwab Stable Value, BlackRock Liquidity Funds: TempFund, PIMCO Total Return and PIMCO Real Return.
On August and September 2010, the Administrative Committee approved the merger of the Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees into the Plan to be effective January 1, 2011.
NOTE 10 – SUBSEQUENT EVENTS
The Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees and the StockPot, Inc. 401(k) Plan were merged into the Plan as of January 1, 2011 and the merged plan was renamed the Campbell Soup Company 401(k) Retirement Plan. Also as of January 1, 2011, Mercer Trust Company became the trustee of the Plan trust replacing Fidelity.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMPBELL SOUP COMPANY SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
By:	/s/ Ashok Madhavan
Ashok Madhavan
Member of the Administrative Committee

Date: June 23, 2011

INDEX OF EXHIBITS

Exhibit	Page
23.1 - Consent of Independent Registered Public Accounting Firm	18